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                              November 29, 2023

       Eric J. Martin
       Chief Financial Officer
       United Fire Group, Inc.
       118 Second Avenue SE
       Cedar Rapids, IA 52401

                                                        Re: United Fire Group,
Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
November 1, 2023
                                                            File No. 001-34257

       Dear Eric J. Martin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Highlights, page 32

   1.                                                   We note your disclosure
of the    net underlying loss ratio,    which is the net loss ratio less
                                                        the impacts of
catastrophes and non-catastrophe prior year reserve development. Please tell us how you
determined that the net underlying loss ratio does not constitute a non-
                                                        GAAP financial measure.
Refer to Rule 101(a) of Regulation G and Question 100.05 of
                                                        the Division of
Corporation Finance's Compliance & Disclosure Interpretations ("C&DI")
                                                        on Non-GAAP Financial
Measures. Please revise future filings as applicable.
 Eric J. Martin
FirstName
United FireLastNameEric
            Group, Inc. J. Martin
Comapany 29,
November   NameUnited
               2023     Fire Group, Inc.
November
Page  2    29, 2023 Page 2
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Investments, page 76

2. We note your disclosure on page 79 of the summary of net investment gains (losses) for the periods presented. Please revise future filings to disclose the portion of unrealized gains and losses for each period that relate to equity securities still held at the reporting date. Refer to ASC 321-10-50-4.
Form 8-K filed November 1, 2023

Certain Performance Measures, page 7

3.       We note your disclosure of    net underlying loss ratio    and
underlying combined ratio    in
         Exhibit 99.1. Please tell us how you determined that these ratios do not constitute non-
         GAAP financial measures considering the adjustments made to net loss ratio and combined ratio, respectively, to arrive at these ratios. Refer to Rule 101(a) of Regulation
         G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP
         Financial Measures. Please revise future filings as applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294
with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Finance